Exhibit 23.3
Miller and Lents, Ltd.
CONSENT OF MILLER AND LENTS, LTD.
INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS
     As independent petroleum engineers, we hereby consent to the incorporation by reference to our reserve reports dated as of December 31, 2009, 2008, and 2007, each of which is included in the Annual Report on Form 10-K of The Williams Companies for the year ended December 31, 2009. We also consent to the reference to Miller and Lents, Ltd. under the heading of “Experts” in such Annual Report.
     The Annual Report on Form 10-K contains references to certain reports prepared by Miller and Lents, Ltd. for the use of The Williams Companies. The analysis, conclusions, and methods contained in the reports are based upon information that was in existence at the time the reports were rendered and Miller and Lents, Ltd. has not updated and undertakes no duty to update anything contained in the reports. While the reports may be used as s descriptive resource, investors are advised that Miller and Lents, Ltd. has not verified information provided by others except as specifically noted in the reports, and Miller and Lents, Ltd. makes no representation or warranty as to the accuracy of such information. Moreover, the conclusions contained in such reports are based on assumptions that Miller and Lents, Ltd. believed were reasonable at the time of their preparation and that are described in such reports in reasonable detail. However, there are a wide range of uncertainties and risks that are outside of the control of Miller and Lents, Ltd. which may impact these assumptions, including but not limited to unforeseen market changes, actions of governments or individuals, natural events, economic changes, and changes of laws and regulations or interpretation of laws and regulations.

MILLER AND LENTS, LTD. Texas Registered Engineering Firm No. F-1442
By:	/s/ Stephen M. Hamburg
Stephen M. Hamburg
Vice President

Houston, Texas
February 18, 2010